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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
 X Check this box if no longer subject to Section 16

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person:
    Maynard Victor, 1815 Mapleview Drive, Bountiful, UT 84010

2.   Issuer Name and Ticker or Trading Symbol:
    Powerball International, Inc.

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 8/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):
 (i)  6/26/00
 (ii) 8/15/00
3. Transaction Code:
 (i)  P
 (ii) P
4. Securities Acquired (A) or Disposed of (D):
 (i)  10,000
 (ii) 20,000

5. Amount of Securities Beneficially Owned at End of Month: 115,000
6. Ownership Form:  Direct (D) or Indirect (I):
 (D) 25,000
 (I) 90,000
7. Nature of Indirect Beneficial Ownership: Shares held of record by Victor Investments, LLC, a limited liability company controlled by Maynard Victor

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security: Warrant
2. Conversion or Exercise Price of Derivative Security:
 (i)   $1.00
 (ii)  $5.00
 (iii) $1.00
 (iv)  $5.00

3. Transaction Date (Month/Day/Year):
 (i)   6/26/00
 (ii)  6/26/00
 (iii) 8/15/00
 (iv)  8/15/00

4. Transaction Code:
 (i)   X
 (ii)  J
 (iii) X
 (iv)  J

5. Number of Derivative Securities Acquired (A) or Disposed of (D):
   (i)  (D) 10,000
   (ii) (A) 10,000
   (iii)(D) 20,000
   (iv) (A) 20,000
6. Date Exercisable and Expiration Date (Month/Day/Year): exercisable 6/26/00 expiration 6/25/02

7. Title and Amount of Underlying Securities: Common Stock, 30,000

8. Price of Derivative Security: n/a (see explanation below)

9. Number of Derivative Securities Beneficially Owned at End of Month: 50,000

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): (I)

11. Nature of Indirect Beneficial Ownership: Warrants held of record by Victor Investments, LLC, a limited liability company controlled by Maynard Victor

Explanation of Responses: The warrants listed in Table II were acquired as an inducement for the exercise of a like number of lower priced warrants as listed in the shares acquired in Table I.

Signature of Reporting Person:/s/Maynard Victor
Date: 8/22/00